Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 21-1

Alianza Minerals intersects 818 g/t silver over 1.78 m true width at Haldane Project, Keno Hill District, Yukon

• Intersection within an 8.72 m wide fault/vein zone averaging 311 g/t silver

• West Fault target open in all directions

• Step-out drilling at West Fault and Middlecoff planned for spring program

Vancouver, BC, January 28, 2021 - Alianza Minerals Ltd. (TSX-V: ANZ, OTC: TARSF) (“Alianza” or the “Company”) is pleased to report results from the Phase One diamond drilling program at the Company’s wholly owned Haldane Silver Project located in the historic Keno Hill Mining District of Yukon Territory. Holes HLD20-18 and HLD20-19 targeted the West Fault, with both holes intersecting silver mineralization including a core length of 16.15 m (estimated true width 8.72 m) averaging 311 g/t silver, 0.89% lead and 1.13% zinc (390 g/t silver-equivalent*). This includes a high-grade core of 818 g/t silver, 3.47% lead and 1.03% zinc (980 g/t silver-equivalent) over 3.3 m (1.78 m estimated true width). The 8,579-hectare Haldane Project is located 25 km west of Keno City, Yukon in the western portion of the Keno Hill Mining District. Alianza completed the late season drilling program in early December 2020. Results from the remaining two holes of this program testing the Middlecoff target are pending.

The West Fault structure, as interpreted from surface geology and historical drilling, is over 1,750 m in strike length.  Drilling to date has successfully intersected the West Fault over a fraction of this strike length and the target remains open in all directions.  The high-grade results from HLD20-19 now allow for additional vectoring along possible high-grade ore-shoot orientations.

“The breadth and grade of silver mineralization encountered at the West Fault indicates that this target, and the Haldane Project as a whole, has the potential to host silver deposits comparable to others in the greater Keno District,” stated Jason Weber, P.Geo., President and CEO of Alianza. “With these results, the West Fault is proving to be a robust structure with high-grade silver over substantial widths. The West Fault will be a primary target of our 2021 drilling campaign.”

The 2020 program at the West Fault was designed to follow up on a 2011 intersection of 320 g/t silver, 1.12 g/t gold,0.67% lead and 0.86% zinc over 2.20 m obtained by a prior operator. HLD20-19 intersected 16.15 metres of heavily broken and faulted mineralization in the vein structure and adjacent footwall crackle breccia. HLD20-19 intersected the target structure 39 m along strike and 55 m down dip of the 2011 intersection. Much of the structure is heavily fractured and broken, but fragments of sulphide vein (galena, sphalerite +/- sulphosalts) in an iron-manganese carbonate matrix are evident. This is most apparent in a 4.48 m (estimated true width) intersection averaging 444 g/t silver, 1.54% lead, and 1.34% zinc.

HLD20-18 tested the West Fault 18 m along strike and 27 m down dip of the 2011 hole. HLD20-18 returned 96 g/t silver, 0.15% lead and 0.73% zinc over 3.73 m (estimated true width) from a well-defined structure dominated by iron-manganese carbonate gangue.

2020 Significant Drill Intersections – West Fault Target

Hole	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver-Equivalent (g/t)*
HLD20-18	246.85	248.00	6.80	3.73	96	0.15	0.15	0.73	140

HLD20-19	225.50	226.01	0.51	0.28	226	0.02	4.61	25.90	1347
and	246.85	263.00	16.15	8.72	311	0.11	0.89	1.13	390
including	252.00	260.30	8.30	4.48	444	0.15	1.54	1.34	554
including	257.00	260.30	3.30	1.78	818	0.20	3.47	1.03	980

Analytical values have been rounded.

*Silver-equivalent values are calculated assuming 100% recovery using the formula: ((20 * silver (g/t) / 31.104) + (1650 * gold (g/t) / 31.104) + (0.90 * 2204 * lead %/100) + (1.10 * 2204 * zinc %/100)) *(31.1035 / 20). Metal price assumptions are US$20/oz silver, US$1650/oz gold, US$0.90/lb lead and US$1.10/lb zinc.

Maps and cross-sections can be found below and on the Company’s website at www.alianzaminerals.com/project/haldane/.

Figure 1: West Fault Plan View

Figure 2: West Fault - HLD20-18 and -19 Cross Section – View looking 050⁰, +/- 25 metres

Live Online Presentation Today

Executive Chairman, Mark Brown and CEO Jason Weber will be participating in Renmark Financial Communications Inc.’s live Virtual Non-Deal Roadshow Series to discuss these results today (January 28, 2021) at 11:00 PM PST. Alianza welcomes stakeholders, investors, and other individual followers to register and attend this live event.

Registration for the live event may be limited but access to the replay after the event will be on the Company’s website.

REGISTER HERE: https://talk-deck.com/info/live-register/?283!ut9dx30v1dy

•

To ensure smooth connectivity, please access this link using the latest version of Google Chrome.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has one project (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. and is actively seeking partners on other projects.

The Company is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.